RE: Cash offer for your Behringer Harvard REIT investment.

Dear Fellow Shareholder,

You may have recently read that Behringer Harvard Real Estate Investment Trust, Inc.’s share repurchase program is depleted, but you can still sell your shares!  CMG will pay you $1.80 per Share. You can reinvest your proceeds how you choose, of course. Take notice: offer expires on September 30, 2011, so you need to send in the form soon if you want to sell.  This Offer replaces the offer we mailed to you earlier this month (which offer is withdrawn).  If you sent in an Agreement of Assignment in response to that Offer, you will need to sign and return the enclosed Agreement to sell your Shares.

Behringer Harvard has suspended its share repurchase program (except for a limited number of shares in the case of death, disability, or confinement to a long-term care facility) and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to cash out.  While you may also be able to sell your shares in auctions, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price.

Serious problems have developed in the real estate and financial markets, which could negatively impact Behringer Harvard REIT’s operations and the value of your shares.  Behringer Harvard’s estimate of share value has declined to $4.55 per Share from the original $10 per share price!    Behringer Harvard REIT has $122.8 million of debt in default as of March 31, 2011, and $702.1 million of debt coming due in 2011.  If you accept our offer, you can lock in your price now, eliminate your exposure to these risks, and possibly enjoy the benefits of a tax loss this year.

If you send in your form soon, we will process your sale in a prompt and efficient manner. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Behringer Harvard REIT’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/behringer.pdf), at the SEC’s EDGAR website, and for free by calling the number below, and the AGREEMENT OF ASSIGNMENT AND TRANSFER. If you choose to sell your Shares to us, complete the form and return it to us before September 30, 2011. If you have any questions, please call us at (206) 340-2280.

Very Truly Yours,

CMG Acquisition Co. LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by September 30, 2011, if you wish to take advantage of this offer.

There is limited trading of Behringer Harvard REIT in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported trades of Shares between $1.75 and $3.25 per Share in the most recent issues.  However, auction trades can be burdensome and typically involve substantial fees and commissions. Behringer Harvard’s share repurchase program had last been repurchasing shares at $4.55 per share—which exceeds our offer price. However, as noted, this program has been suspended except in cases such as death or disability.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG Acquisition Co., LLC is not affiliated with Behringer Harvard REIT or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,000,000 shares, or 0.34% of the total shares outstanding, and will expire at 5:00 P.M. PST on September 30, 2011.

Shortly, you may receive a letter from the company regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from the company or on the SEC’s EDGAR website.   CMG retains the right to terminate this offer at any time in the event of an adverse development in the factors considered by CMG in extending the offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a discount to Behringer’s estimated share value, although we are not qualified real estate appraisers.  Whether or not that estimate is correct, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets were to occur.

•           Should you accept our offer, any and all dividends paid or payable to you by the company on or after August 19, 2011, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.